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                             December 29, 2020

       Sean Carrick
       Chief Executive Officer
       Nascent Biotech Inc.
       25350 Magic Mountain Parkway Suite 250
       Santa Clarita, CA 91355

                                                        Re: Nascent Biotech
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-251525

       Dear Mr. Carrick:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Selling Security Holders, page 16

   1. Please revise the beneficial ownership table on page 16 to include the shares issuable upon exercise of the common
stock purchase warrants and to identify the natural person(s) with voting and/or
dispositive control over the shares listed in the table. Also, revise the
                                                        Selling Security
Holders section to disclose when you and the selling security holders completed the private
placement(s) and the consideration paid.
       Exhibits

   2.                                                   Please revise the
Exhibit 5.1 opinion to reflect all of the securities covered by the prospectus. In this
regard, the opinion only covers 6,250,000 shares. Also, please file as an exhibit the common
stock purchase agreement that counsel references in the legal
 Sean Carrick
Nascent Biotech Inc.
December 29, 2020
Page 2
      opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christopher Edwards at (202) 551-6761 or Joe McCann at
(202) 551-6262
with any questions.



                                                           Sincerely,
FirstName LastNameSean Carrick
                                                           Division of
Corporation Finance
Comapany NameNascent Biotech Inc.
                                                           Office of Life
Sciences
December 29, 2020 Page 2
cc:       Claudia J. McDowell, Esq.
FirstName LastName